Filed by Sanofi-Synthélabo
Pursuant to Rule 165 and Rule 425(a) under the United States Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14d-2(b)(2) of the
United States Securities Exchange Act of 1934, as amended

Subject Company: Aventis
Commission File No. 001-10378
Date: February 17, 2004

     On February 16, 2004, the following presentation was given by Sanofi-Synthelabo at two Informational Meetings held in Paris, France and London, United Kingdom.

     In connection with the proposed acquisition of Aventis, Sanofi-Synthélabo has filed with the United States Securities and Exchange Commission (SEC), a registration statement on Form F-4 (File no: 333-112314), which includes a preliminary prospectus and related exchange offer materials, to register the Sanofi-Synthélabo ordinary shares (including Sanofi-Synthélabo ordinary shares represented by Sanofi-Synthélabo ADSs) to be issued in exchange for Aventis ordinary shares held by holders located in the United States and for Aventis ADSs held by holders wherever located. At the appropriate time, Sanofi-Synthélabo will file a Statement on Schedule TO with the SEC. Investors and holders of Aventis securities are strongly advised to read the registration statement and the preliminary prospectus, the related exchange offer materials and the final prospectus and the Statement on Schedule TO (when available), and any other relevant documents filed with the SEC, as well as any amendments and supplements to those documents, because they will contain important information. Investors and holders of Aventis securities may obtain free copies of the registration statement, the preliminary prospectus and related exchange offer materials, and the final prospectus and Statement on Schedule TO (when available), as well as other relevant documents filed with the SEC, at the SEC’s web site at www.sec.gov and will receive information at the appropriate time on how to obtain transaction-related documents for free from Sanofi-Synthélabo or its duly designated agent.

* * * *

Information meeting

Important Information In connection with the proposed acquisition of Aventis, Sanofi-Synthelabo has filed with the United States Securities and Exchange Commission (SEC), a registration statement on Form F-4 (File no: 333- 112314), which includes a preliminary prospectus and related exchange offer materials, to register the Sanofi-Synthelabo ordinary shares (including Sanofi-Synthelabo ordinary shares represented by Sanofi-Synthelabo ADSs) to be issued in exchange for Aventis ordinary shares held by holders located in the United States and for Aventis ADSs held by holders wherever located. At the appropriate time, Sanofi-Synthelabo will file a Statement on Schedule TO with the SEC. Investors and holders of Aventis securities are strongly advised to read the registration statement and the preliminary prospectus, the related exchange offer materials and the final prospectus and the Statement on Schedule TO (when available), and any other relevant documents filed with the SEC, as well as any amendments and supplements to those documents, because they will contain important information. Investors and holders of Aventis securities may obtain free copies of the registration statement, the preliminary prospectus and related exchange offer materials, and the final prospectus and Statement on Schedule TO (when available), as well as other relevant documents filed with the SEC, at the SEC's web site at www.sec.gov and will receive information at the appropriate time on how to obtain transaction-related documents for free from Sanofi-Synthelabo or its duly designated agent. At the appropriate time, Sanofi-Synthelabo will issue an offer prospectus in accordance with German law, which will be the only document applicable in connection with the public offer made by Sanofi- Synthelabo to holders of Aventis ordinary shares located in Germany (the "German Offer"). Any decision to tender Aventis ordinary shares in exchange for Sanofi-Synthelabo ordinary shares under the German Offer must be taken exclusively with regard to the terms and conditions of the German Offer, when it is commenced, as well as with regard to the information included in the offer prospectus which will be issued in Germany.

Important Information This document does not constitute an offer to purchase or exchange or the solicitation of an offer to sell or exchange any securities of Aventis or an offer to sell or exchange or the solicitation of an offer to buy or exchange any securities of Sanofi-Synthelabo, nor shall there be any sale or exchange of securities in any jurisdiction (including the United States, Germany, Italy and Japan) in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. The solicitation of offers to buy Sanofi-Synthelabo ordinary shares (including Sanofi-Synthelabo ordinary shares represented by Sanofi-Synthelabo ADSs) in the United States will only be made pursuant to a prospectus and related offer materials that Sanofi-Synthelabo expects to send to holders of Aventis securities. The Sanofi-Synthelabo ordinary shares (including Sanofi-Synthelabo ordinary shares represented by Sanofi-Synthelabo ADSs) may not be sold, nor may offers to buy be accepted, in the United States prior to the time the registration statement becomes effective. No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the United States Securities Act of 1933, as amended. In France, holders of Aventis securities are requested, with respect to the offer, to refer to the prospectus (note d'information), which has been granted visa number 04-0090 by the Autorite des marches financiers ("AMF") and which is available on the website of the AMF (www.amf-france.org) and without cost from: BNP Paribas Securities Services, GIS-Emetteurs, Service Logistique, Les Collines de l'Arche, 75450 Paris Cedex 9.

Important Information Forward-Looking Statements This communication contains forward-looking information and statements about Sanofi-Synthelabo, Aventis and their combined businesses after completion of the proposed acquisition. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words "expect," "anticipates," "believes," "intends," "estimates" and similar expressions. Although Sanofi- Synthelabo's management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Aventis securities are cautioned that forward- looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi-Synthelabo, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC made by Sanofi-Synthelabo and Aventis, including those listed under "Cautionary Statement Concerning Forward-Looking Statements" and "Risk Factors" in the preliminary prospectus included in the registration statement on Form F-4 that Sanofi-Synthelabo has filed with the SEC (File no: 333-112314). Sanofi-Synthelabo does not undertake any obligation to update any forward-looking information or statements. You may obtain a free copy of the registration statement and preliminary and final prospectus (when available) and other public documents filed with the SEC in the manner described above.

Explanatory Notes Developed Sales. When we refer to "developed sales" of a product, we mean consolidated sales, excluding sales of products to our alliance partners, but including those that are made through our alliances and which are not included in our consolidated sales. These alliances are with Bristol-Myers Squibb on Plavix(r)/Iscover(r) (clopidogrel) and Aprovel(r)/Avapro(r)/Karvea(r) (irbesartan), with Fujisawa on Stilnox (r)/Myslee(r) (zolpidem), and with Organon on Arixtra(r) (fondaparinux). Our alliance partners provide us with information regarding their sales in order to allow us to calculate developed sales. We believe that developed sales are useful measurement tool because they demonstrate trends in the overall presence of our products in the market. Comparable Sales. When we refer to the change in our sales on a "comparable" basis, we mean that we exclude the impact of exchange rate fluctuations and changes in Group structure (acquisitions and divestitures of entities and rights to products as well as change in the consolidation percentage for consolidated entities). For any two periods, we exclude the impact of exchange rates by recalculating sales for the earlier period on the basis of exchange rates used in the later period. We exclude the impact of acquisitions by including sales for a portion of the prior period equal to the portion of the current period during which we owned the entity or product rights based on sales information we receive from the party from whom we make the acquisition. Similarly, we exclude sales in the relevant portion of the prior period when we have sold an entity or rights to a product. Net Income Before Exceptional Items and Goodwill Amortization. Net income before exceptional items and goodwill amortization is a non-GAAP financial measure that we define as net income excluding the effect of exceptional items and goodwill amortization, net of income tax and minority interests. We have included this non-GAAP financial measure in addition to the corresponding GAAP financial measure net income (which includes the effect of exceptional items and non- cash charges for goodwill amortization) because we consider this non-GAAP financial measure better reflects the underlying business performance of our operations. In addition, we use this measure to assess our financial performance and to compare our financial performance across periods. Earnings Per Share (EPS) Before Exceptional Items and Goodwill Amortization. EPS before exceptional items and goodwill amortization is a non-GAAP financial measure that we define as net income before exceptional items and goodwill amortization divided by the basic number of shares outstanding calculated using the weighted average number of shares outstanding during the applicable accounting period, adjusted on a time-weighted basis from the date of acquisition to reflect the number of Sanofi-Synthelabo shares held by the Group. 2006 Sales Objectives. 2006 sales objectives for individual products are given for an exchange rate 1 euro = 1.05 U.S. dollars.

Jean-Francois DEHECQ Chairman & C.E.O.

Once again 2003 has been a very good year Very strong growth on a comparable basis Consolidated Sales: +15.6% Developed Sales: +20.4%

Once again 2003 has been a very good year across all Regions Very strong growth(1) across all Regions Europe: +10.4% - above the market USA: +32.9% - best performance in the sector Rest of the World: +13.1% - significantly above the market Consolidated Sales, growth on a comparable basis

Once again 2003 has been a very good year for the Products Very strong growth(1) of the top 10 products +26.9% Representing 67.3% of the sales compared to 61.3% in 2002 and a capability to strongly support the Rest of the Portfolio +2.2%(2) (1) On a comparable basis (2) Excluding Corotrope(r) / Primacor(r) (off patent) and excluding Ticlid(r) substitued by Plavix(r)

Once again 2003 has been a very good year for R&D Very positive results for the Strategic Products: Plavix(r), Aprovel(r), Eloxatine(r), Arixtra(r), Uroxatral(r) Very favorable evolution of the early stage portfolio New very positive results of 5 phase III studies announced early 2004 A new wave of potential « blockbusters »: ACOMPLIA(tm) (rimonabant) AMBIEN(r) CR (zolpidem MR) Dronedarone A very productive R&D basis for sustainable growth

Once again a very strong growth of EPS(1) in 2003 1999 2000 2001 2002 2003 Est 0.85 1.31 1.88 2.42 2.94 (1) Before exceptional items and goodwill amortization (2) Compound Annual Growth Rate EPS(1) growth +21.5% in 2003 +36.4% per year(2)

Once again very strong EPS(1) growth in 2003 Accompanied by a strong increase in R&D expenses +14.7% (on a comparable basis) Without including any capital gains on product disposals Despite unfavorable currency effect EPS(1) growth would have been +35.5% on a comparable basis (1) Before exceptional items and goodwill amortization

Once again a very good year in 2003 2003, a strong growth: Consolidated Sales +15.6%(1) 2003, a sustainable growth: Very positive results in 5 phase III studies 2003, a profitable growth: EPS(2) +21.5% (+ 35.5% on a comparable basis) (1) On a comparable basis (2) Before exceptional items and goodwill amortization

Operations Hanspeter SPEK Executive Vice President Operations

Growing faster than the markets Sanofi-Synthelabo Developed Sanofi-Synthelabo Consolidated Market 2000 0.158 0.104 0.096 2001 0.218 0.166 0.138 2002 0.194 0.134 0.092 2003 0.257 0.194 0.092 4 years of double digit growth Increasing the gap More than twice the market in 2003 Growth leader US: strongest amongst TOP20 Europe: strongest amongst TOP10 (1) IMS/GERS WW = USA (10 channels except for 2000: 8 channels) + Europe (18 countries Retail) + Japan (Retail & hospital). (2) RoW= IMS Retail Latin America (7 countries) + Africa (3 countries) + Middle East (3 countries) + Asia-Australasia (3 countries) + Japan (R+H) 2000 2001 2002 2003 Consistently outperforming the worldwide market(1) Outperforming the market everywhere USA EUROPE RoW Market 0.111 0.087 0.058 Sanofi-Synthelabo Consolidated 0.377 0.118 0.142 Sanofi-Synthelabo Developed 0.401 0.118 0.115 Growth on major markets - 2003(2)

Europe: a strong performance Highest growth amongst TOP10 companies within Europe 5 Strategic Products, growing by 27%, generated nearly 2,165 Eur m. in consolidated sales(2) Key affiliates reorganised to sharpen customer focus and enhance sales force productivity (1) IMS/GERS 18 countries Retail MAT Dec-03 (2) Consolidated Sales. Growth on a comparable basis Annual growth amongst TOP10(1) SANOFI-SYNTHELABO NOVARTIS MARKET JOHNSON & JOHNSON PFIZER ROCHE AVENTIS ASTRAZENECA BRISTOL-MYERS SQB. GLAXOSMITHKLINE MERCK & CO Est 0.12 0.1 0.09 0.08 0.08 0.08 0.04 0.03 0.03 0.02 0.02 Consolidated Sales Eur Bn.(2) Sales and Growth 2003 Eur m.(2) 3.6 3.9 4.3 4.7 0.0 0.5 1.0 1.5 2.0 2.5 3.0 3.5 4.0 4.5 5.0 2000 2001 2002 2003 Xatral(r) Eloxatine(r) Aprovel(r) Plavix(r) 2003 185 301 575 975 2002 161 219 475 725 +35.2% +21.6% +38.7% +16.4%

BAY GSK AZ NVS SA~SY RCHE JNJ P&G FRX LLY BMY JNS PFE AVE WYE B-I TAK TAP ABT MRK SGP Industry Est 0.66 0.52 0.48 0.47 0.47 0.43 0.43 0.43 0.42 0.42 0.42 0.41 0.4 0.39 0.38 0.38 0.37 0.36 0.36 0.35 0.34 0.44 A strong player in the USA 2.2 3.1 3.5 4.0 0.9 1.1 1.7 1.9 0.0 0.5 1.0 1.5 2.0 2.5 3.0 3.5 4.0 4.5 2000 2001 2002 2003 Developed Consolidated From minimal base in 1999 to signifiant presence Unique Business Model Largely based on organic growth Well timed upgrade of structures in line with portfolio and launches Focus on Excellence Internal Data. Growth on a comparable basis Excluding Management, MTL's, MCO's; Total field force dec. 2003 = 2 675 (3) Health Strategies Group, Inc., PharmaSFE, SFE Monitor Fall 2003 Internal Sales, Eur Bn.(1) US Field PSR(2) SF Productivity, Primary Care US(3) 2000 2001 2002 2003 Jan.04 PCP 807 1410 1410 1410 1880 Specialty 247 493 547 609 588 Oncology 10 15 90 90 90 Calls that result in physician's intent to change prescribing 47% +35.4% +32.9%

Ancaron(r) yearly market share (value)(1) IMS monthly MS in value Jan.01 february 01 march 01 april 01 May.01 june 01 july 01 august 01 Sept.01 october 01 november 01 december 01 Jan.02 february 02 march 02 april 02 May.02 june 02 july 02 august 02 Sept.02 october 02 november 02 december 02 Jan.03 february 03 march 03 april 03 May.03 june 03 july 03 august 03 Sept.03 october 03 november 03 december 03 Myslee(r) 0.031 0.044 0.051 0.062 0.071 0.088 0.095 0.096 0.111 0.114 0.129 0.125 0.139 0.144 0.145 0.15 0.157 0.165 0.169 0.172 0.176 0.179 0.184 0.185 0.192 0.196 0.199 0.195 0.203 0.21 0.211 0.214 0.216 0.217 0.221 0.224 Lendormin(r) 0.276 0.274 0.272 0.262 0.26 0.266 0.261 0.253 0.259 0.262 0.254 0.254 0.254 0.256 0.257 0.236 0.237 0.234 0.232 0.234 0.23 0.232 0.228 0.225 0.227 0.226 0.226 0.221 0.223 0.22 0.219 0.217 0.217 0.218 0.215 0.214 Halcion(r) 0.15 0.147 0.145 0.137 0.137 0.137 0.135 0.13 0.132 0.133 0.127 0.125 0.127 0.125 0.126 0.117 0.118 0.118 0.115 0.116 0.115 0.114 0.113 0.11 0.113 0.11 0.111 0.106 0.108 0.106 0.106 0.104 0.105 0.105 0.104 0.101 Amoban(r) 0.102 0.098 0.095 0.096 0.091 0.094 0.09 0.089 0.089 0.088 0.087 0.086 0.083 0.083 0.081 0.087 0.085 0.086 0.085 0.087 0.085 0.086 0.086 0.086 0.086 0.084 0.084 0.086 0.085 0.083 0.084 0.084 0.084 0.085 0.083 0.083 Doral(r) 0.09 0.091 0.098 0.095 0.113 0.084 0.09 0.116 0.088 0.081 0.092 0.095 0.087 0.09 0.092 0.095 0.098 0.088 0.088 0.09 0.096 0.085 0.089 0.095 0.086 0.089 0.09 0.091 0.089 0.091 0.09 0.092 0.092 0.087 0.089 0.095 Rohypnol(r) 0.094 0.092 0.091 0.093 0.088 0.092 0.089 0.086 0.088 0.087 0.086 0.087 0.085 0.085 0.085 0.083 0.082 0.081 0.087 0.076 0.076 0.078 0.077 0.078 0.076 0.076 0.075 0.077 0.075 0.075 0.075 0.074 0.073 0.074 0.073 0.072 Repeat successful US business model in Japan 1996 1997 1998 1999 2000 2001 2002 2003 Sales in Eur m. MAT 3.49 4.79 6.55 9.62 13.95 19.45 26.79 33.65 % of Market share in value 0.009 0.012 0.016 0.025 0.036 0.048 0.067 0.082 (1) IMS Japan (R+H) Reinforce local development of research products Strategic partnerships with Fujisawa and Daiichi Acquisition of Ancaron(r) rights Activation of our own Sales force Plavix(r) submission Myslee(r) (zolpidem) monthly market share (value)(1) % of MS in value

0,0 2,0 4,0 6,0 8,0 10,0 12,0 14,0 2000 2001 2002 2003 2006 Xatral(r) Eloxatine(r) Aprovel(r) Plavix(r) Stilnox(r) Robust portfolio of strategic products Strategic products doubled their sales since 2000 Well balanced portfolio of 4 blockbusters Highest density of blockbusters for our size Large potential as products are early in their Life Cycle Internal Data and internal estimates. Growth on a comparable basis IMS/GERS & companies data. Blockbuster = sales > 1 Bn USD PFIZER GLAXOSMITHKLINE MERCK & CO J &J NOVARTIS ASTRAZENECA AVENTIS BMS ROCHE WYETH SANOFI-SYNTHELABO PFIZER 0.089 PFIZER 7 GLAXOSMITHKLINE 0.04 GLAXOSMITHKLINE 9 MERCK & CO 0.065 MERCK & CO 5 J & J 0.129 J & J 6 NOVARTIS 0.175 NOVARTIS 2 ASTRAZENECA -0.016 ASTRAZENECA 4 AVENTIS 0.084 AVENTIS 4 BMS 0.046 BMS 2 ROCHE 0.118 ROCHE 2 WYETH 0.068 WYETH 3 Developed Sales & 2006 Sales objectives, Eur Bn.(1) 2003 Growth & Blockbusters(2) Pfizer GSK Merck & Co J & J Novartis AstraZeneca Aventis BMS Roche Wyeth Sanofi-Synthelabo Developed +36.0%

2001 2002 2003 Other Products 2.595 2.592 2.528 5 Strategic Products 1.287 1.712 2.165 Dynamic management of mature products 0.0 1.0 2.0 3.0 4.0 5.0 USA EUROPE RoW 5 Strategic Products Other Products Strong adaptation to local markets Increase the share of strategic products, while pursuing efforts on other products Internal Developed Sales Internal Consolidated Sales Adaptation to local markets - 2003 sales Eur Bn.(1) European portfolio structure Eur m.(2) Rest of the portfolio Strategic Products +33% +27% 96% 4% 52% 48% 55% 45%

Gastric and pancreatic cancers Colorectal cancer in association with biological products 2,500 patients New indication (Acute Urinary Retention) 3,300 patients Ambien(r)CR (zolpidem MR) New indications (Chronic Heart Failure, Atrial Fibrillation) 17,500 patients New indications (Atrial Fibrillation, high risk patients) New developments in neurology 88,000 patients Sustained growth via Life Cycle Management (1) Intrinsiq Research - New Patient Share Rolling 3 Months - based on all current chemotherapies (2) IMS R+H 14 european countries. Quarterly sales Eloxatin(r) US Market Penetration in ACRC (1) EUROPE: Eloxatine(r) vs irinotecan (Eur m.)(2) 0 10 20 30 40 50 60 70 Q1 00 Q3 00 Q1 01 Q3 01 Q1 02 Q3 02 Q1 03 Q3 03 Eloxatine(r) irinotecan 0% 10% 20% 30% 40% 50% 60% September-02 December-02 March-03 June-03 September-03 December-03 Eloxatin(r) 1st line Eloxatin(r) 2nd line irinotecan 1st line irinotecan 2nd line

2002 AMGEN 30.6% J&J 18.6% NOVARTIS 15.4% SANOFI-SYNTHELABO 13.4% AVENTIS 13.2% BOEHRINGER ING. 12.6% PFIZER 11.7% EISAI 11.5% One of the best track record in the Industry (1) IMS MIDAS : WORLD = USA (10 channels except for 2000 : 8 channels) + EUROPE (18 retail countries) + Japan (R+H) Solid basis for strong growth Double digit growth companies within TOP20(1) 2000 TAKEDA 26.6% EISAI 20.8% MERCK & CO 19.6% J&J 16.4% GSK 13.1% PFIZER 12.8% AMGEN 12.6% AVENTIS 12.5% BMS 12.0% WYETH 11.6% LILLY 10.5% SANOFI-SYNTHELABO 10.4% ASTRAZENECA 10.0% 2001 J&J 25.5% WYETH 24.2% EISAI 19.4% TAKEDA 18.7% MERCK & CO 18.3% AVENTIS 18.3% SANOFI-SYNTHELABO 16.6% PFIZER 16.6% AMGEN 16.2% GSK 16.1% SCHERING AG 15.9% BOEHRINGER ING. 15.2% ASTRAZENECA 15.0% ABBOTT 11.3% LILLY 11.2% NOVARTIS 10.5% BMS 10.4% 2003 AMGEN 36.0% SANOFI-SYNTHELABO 19.4% NOVARTIS 17.5% BOEHRINGER ING. 13.4% EISAI 13.0% J&J 12.9% ABBOTT 12.0% ROCHE 11.8% LILLY 11.7% TAKEDA 10.0%

Finance Marie-Helene LAIMAY Senior Vice President Chief Financial Officer

1999 2000 2001 2002 2003 Chiffre d'affaires 100 111.5 121.3 139.2 150.4 Marge brute 100 117.2 135.7 157.3 171.6 Resultat operationnel 100 162.4 216.9 269.2 316.7 Resultat net* 100 153.8 220.2 281.3 331 BNPA* 100 154.1 221.2 284.7 345.9 120% Increase of net result*/sales ratio A profitable growth EPS* increases 3.5 times in 4 years *Before exceptional items and goodwill amortization Sales Gross profit Operating profit Net result* EPS*

Strong consolidated Sales growth* Growth on a comparable basis: +15.6% Impact of changes in group structure: -0.3% Currency impact: -7.2% Of which US Dollar: -4.0% Japanese Yen: -0.4% Latin American currencies: -1.3% Growth on a reported basis: +8.1% * on a comparable basis Consolidated Sales In million euros 2001 2002 2003 Est 6488 7448 8048 +14.8% (+12.8%*) +8.1% (+15.6%*)

A new increase in Gross Profit Growth of 0.8 percentage point in Gross Profit ratio to 82.3% Products mix and productivity improvement Increase of Plavix(r) and Avapro(r) US royalties limited by exchange impact At 2002 exchange rates, growth of 2 percentage points in Gross Profit ratio to 83.5% Gross Profit In million euros 2001 2002 2003 Est 5235 6070 6620 +16.0% +9.1% 80.7% of sales 82.3% of sales 81.5% of sales

Improvement of 3 percentage points in Operating Profit at 38.2% of sales Research & Development: +8.0% (+14.7% at 2002 exchange rates) Selling & General Expenses: +2.0% (+9.2% at 2002 exchange rates) Sustained promotional effort in Europe Increase in the United States (Ambien(r), Eloxatin(r), Uroxatral(r)) Other Operating Incomes & Expenses: +30.5% (+71.1% at 2002 exchange rates) Share of Alliance profits paid to BMS: 173 Eur m. vs 142 Eur m. in 2002 Share of Alliance profits received from BMS: 436 Eur m. vs 348 Eur m. in 2002 Operating Profit In million euros 2001 2002 2003 Est 2106 2614 3075 +24.1% +17.6% 32.5% of sales 38.2% of sales 35.1% of sales

* 4,460 Eur m. (excluding non-allocated expenditure: 1,385 Eur m.) A balanced geographic spread of Operating Profit Europe U.S.A Autres pays CA 1874 2025 561 USA 2,025 Eur m. +13.7% Other Countries 561 Eur m. +7.5% 45% 13% Europe 1,874 Eur m. +14.8% 42% Operating Profit* by region

Improvement of 2.2 percentage points in Net Profit to 25.8% of sales Financial Income: 155 Eur m. (vs. 85 Eur m. in 2002) Impact of hedging policy: +103 Eur m. (+48 Eur m. in 2002) Mark to market adjustment of stock option plans: +2 Eur m. (-46 Eur m. in 2002) Lower level of average invested cash Lower interest rates Income tax rate: 33.9% in 2003 (vs. 28.9% in 2002) 2002 was atypical due to Lorex, write back of provisions Minority Interest: 3 Eur m. (vs. 87 Eur m. in 2002) Mainly Pharmacia share of Lorex profit until April 16th 2002 At 2002 exchange rates, 2003 Net Profit: +31.5% Net Profit In million euros 2001 2002 2003 Est 1585 1759 2076 +11.0% +18.0% 24.4% of sales 25.8% of sales 23.6% of sales

EPS* growth superior to our guidance: + 21.5% September 2003 EPS* guidance: +20% for 1 euro = 1.10 USD +19% for 1 euro = 1.13 USD EPS before exceptional items and goodwill amortization: 2.94 euros +21.5% (at 2002 exchange rates +35.5%) EPS: 2.95 euros +21.9% Earning Per Share* In euros 2001 2002 2003 Est 1.88 2.42 2.94 +28.7% +21.5% *Before exceptional items and goodwill amortization

Increase of Free Cash Flow (1) Authorized by the AGMs of May 29th 2002 and May 19th 2003 (2) Treasury shares held in context of share buy back programs (excluding stock options plans) (3) Excluding treasury shares held as part of stock options plans Net Cash on hand as of December 31st 2003: 2.4 Eur Bn.(3) Free Cash Flow generated in 2003 before Share Buy Back Program: 1,303 Eur m. Share Buy Back Program(1) in 2003: 20 million shares for 1,017 Eur m. Treasury shares held as part of Share Buy Back Program(1) as of December 31st 2003: 36.6 million shares(2) 5.0% of Share Capital 1,980 Eur m.

Research & Development Gerard LE FUR Senior Executive Vice President Scientific Affairs

A balanced R&D portfolio Basis of sustained growth 56 compounds under development 25 compounds in phases II and III 31 compounds in preclinical and phase I

R&D Portfolio

R&D Portfolio: Changes Development stopped for Two compounds in Phase I SSR 125180 and SR 146131 - (CCK1 receptor agonists) Two indications rheumatoid arthritis - (SR 125329) NSCL cancer - (tirapazamine) Three new compounds entered preclinical development SSR 128428 thrombo-embolic diseases SSR 244738 oncology SSR 180711 central nervous system

Seven major clinical trial results

- 5 positive phase III results
  - EURIDIS - dronedarone
  - ADONIS - dronedarone
  - ZOLADULT - AMBIEN® CR (zolpidem MR)
  - STRATUS US - ACOMPLIA™ (rimonabant)
  - RIO-Lipids - ACOMPLIA™ (rimonabant)
- 2 positive phase IIb results
  - Saredutant (SR 48968) in Major Depressive Disorders
  - SR 121463 - V2 Receptor Antagonist in SIADH

© Sanofi-Synthelabo - Information meeting - February 2004

36

sanofi~synthelabo
Because health matters

Cardiovascular / Thrombosis

Central Nervous System

Oncology

Internal Medicine

Dronedarone: EURIDIS and ADONIS Pivotal phase III studies in Atrial Fibrillation EURopean trial In atrial fibrillation or flutter patients receiving Dronedarone for the maIntenance of Sinus rhythm (placebo, n=201; dronedarone, n=411) American-Australian-African trial with DronedarONe In atrial fibrillation or flutter patients for the maintenance of Sinus rhythm (placebo, n=208; dronedarone, n=417) Main Objectives: assess the efficacy of dronedarone (400mg, bid) vs placebo: for the maintenance of normal sinus rhythm after electrical, pharmacological or spontaneous conversion of atrial fibrillation/flutter (AF/AFL) on AF/AFL-related symptoms 1 year treatment

Dronedarone : EURIDIS results Reduction in AF recurrence vs placebo Placebo Dronedarone 400 mg, bid Cumulative Incidence 0 60 120 180 240 300 360 0.0 0.1 0.2 0.3 0.4 0.5 0.6 0.7 0.8 Time (days) Log-rank test results: p = 0.0138 Log-rank test results: p = 0.0055 Cumulative incidence curves with randomised and treated patient populations: Adjudicated first AF/AFL recurrence Symptomatic first AF/AFL recurrence 0 60 120 180 240 300 360 0.0 0.1 0.2 0.3 0.4 0.5 0.6 0.7 0.8 Time (days) Cumulative Incidence

Log-rank test results: p=0.021 Log-rank test results: p=0.0017 Dronedarone : ADONIS results Reduction in AF recurrence vs placebo Cumulative incidence curves with randomised and treated patient populations: Adjudicated first AF/AFL recurrence Symptomatic first AF/AFL recurrence Placebo Dronedarone 400 mg, bid 0 60 120 180 240 300 360 0.0 0.1 0.2 0.3 0.4 0.5 0.6 0.7 0.8 Cumulative Incidence Cumulative Incidence 0 60 120 180 240 300 360 0.0 0.1 0.2 0.3 0.4 0.5 0.6 0.7 0.8 Time (days) Time (days)

Dronedarone: pooled EURIDIS and ADONIS results Safety profile Global incidence of adverse events similar to placebo No evidence of proarrhythmia no Torsade de Pointes reported during 12-month follow-up

Dronedarone: EURIDIS and ADONIS Conclusions Dronedarone is highly effective in both pivotal Phase III studies for atrial fibrillation Dronedarone is effective on all recurrences of atrial fibrillation including symptomatic ones Overall incidence of adverse events with dronedarone is similar to that observed with placebo Efficacy and safety data are consistent across the two Phase III studies

Vasopressin V2 receptor Antagonist (SR 121463) A pure aquaretic compound Results of Phase IIb study in SIADH* - correction of serum sodium Mean change in serum sodium Day 2 Day 3 Day 4 Day 5 Open-label placebo 1.1 0.7 0.4 3.7 3.1 25 mg SR121463 7.2 7.9 8.5 8.8 10.5 50 mg SR121463 6.4 9.4 9.6 15.7 12.5 50 mg SR121463 Placebo 25 mg SR121463 Double-blind comparison placebo (n=8) 25 mg SR 121463 (n=14) 50 mg SR 121463 (n=12) 5-day treatment produced a significant increase in serum sodium levels Response rate: 1/8 on placebo, 11/14 on 25 mg, and 10/12 on 50 mg Long-term, open-label extension (up to 22 months) showed good safety and tolerability (thirst) *Syndrome of Inappropriate AntiDiuretic Hormone secretion

Vasopressin V2 receptor Antagonist (SR 121463) A pure aquaretic compound Phase IIa study in cirrhotic patients Change in diuresis (mL): mean +- SEM Change in plasma Na (mEq/L): mean +- SEM Good safety of SR 121463 (associated with increased thirst only)

Vasopressin V2 receptor Antagonist (SR 121463) A pure aquaretic compound Phase III development plan in hyponatremia To start Q2 2004 Placebo-controlled study in SIADH* (any causes; 75 patients) Initial fixed-dose comparison - 25 and 50 mg/day Long-term open-label treatment with flexible dosing for up to 12 months Objective: Correction of serum sodium *Syndrome of Inappropriate AntiDiuretic Hormone secretion

Follow-up up to 1 year Vasopressin V2 receptor Antagonist (SR 121463) A pure aquaretic compound Phase IIb program DFI 5563 Normonatremia ascites Objective Body weight 14 days Concomitant spironolactone+furosemide N = 35/group (total 140) DFI 4521 Hyponatremia ascites Objective Body weight & Natremia 14 days Concomitant spironolactone N = 27/group (total 108) DFI 4522 Recurrence of ascites Objective Body weight, time to paracentesis 12 weeks Concomitant spironolactone N = 36/group (total 144) Dose comparaison study (5, 12.5 and 25 mg od vs placebo)

AMBIEN(r) CR Sleep maintenance in Primary Insomnia Filing Q2 2004 A three-week placebo-controlled polysomnographic study assessed AMBIEN(r) CR for the treatment of patients with Primary Insomnia (DSM IV criteria) and sleep maintenance difficulties (ZOLADULT): 12.5mg nightly n=110 patients in the placebo group, n=102 patients in the AMBIEN(r) CR group

AMBIEN(r) CR ZOLADULT results Objective (PSG) measurements Sleep maintenance: Wake time After Sleep Onset - 0-6hr (WASO) Sleep Duration: Sleep Efficiency (SE) Sleep Induction: Latency to Persistent Sleep (LPS) Subjective measurements: results consistent with PSG Good safety profile Statistically significant improvement at all protocol assessments

AMBIEN® CR
ZOLADULT results

- Main polysomnography parameters at N1/N2
  - Mean change from baseline


WASO (min)
min
- 10'24''
- 33'49''
p < 0.0001
%
p < 0.0001
+ 5.5
+ 13.0
SE (%)
LPS (min)
min
- 13'30''
- 23'48''
p < 0.0001
Placebo
zolpidem MR (12.5 mg)

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Saredutant (SR 48968) NK2 receptor antagonist Phase IIb study in Major Depressive Disorders (MDD) Double-blind, randomised, placebo and fluoxetine controlled multicentre trial 120 patients per arm Male or female, in- or out-patients aged 18-65 with recurrent,moderate-to-severe MDD episodes - (DSM-IV) Median Hamilton Depression baseline total score = 26 Seven-week duration = 1 week placebo run-in, 6-week treatment

Saredutant - phase IIb in MDD Results (1/2) Mean change in HAM-D and HAM-A total score ITT population - LOCF(1) (1) LOCF: Last Observation Carried Forward Hamilton Depression mean change from baseline + SEM Placebo saredutant 100 mg fluoxetine 20 mg saredutant 30 mg saredutant 300 mg Placebo saredutant 100 mg fluoxetine 20 mg saredutant 30 mg saredutant 300 mg Hamilton Anxiety mean change from baseline + SEM percent of patients with sustained response placebo 33.3 saredutant 100 mg 43.9 fluoxetine 20 mg 37.5 Saredutant - phase IIb in MDD Results (2/2) % of patients with HAM-D total score <8 week 6 placebo 28.7 SR 48968 (100mg) 36.7 fluoxetine (20mg) 38.9 33.3% 43.9% 37.5% 28.7% 36.7% 38.9 % Placebo Placebo saredutant 100 mg saredutant 100 mg fluoxetine 20 mg fluoxetine 20 mg % of patients with sustained response % of patients with HAM-D total score <8 week 6

Saredutant - phase IIb in MDD Safety profile

ACOMPLIA(tm) (rimonabant) Phase III program Seven studies including > 13,000 patients RIO Program in Obesity (>6,600 patients enrolled) All four Phase III studies have completed recruitment RIO-North America - 2-year treatment RIO-Europe - 2-year treatment RIO-Lipids - 1 year treatment RIO-Diabetes - 1 year treatment STRATUS Program in Smoking Cessation (>6,500 patients enrolled) All three Phase III studies are on time STRATUS US - 10-week treatment STRATUS Europe - 10-week treatment STRATUS worldwide - 1 year treatment

ACOMPLIA(tm) (rimonabant) - smoking cessation STRATUS US design Screening period D-14 to D-1 D1 - Wk 2 Time to steady state Pre-Quit period Post-Quit period Wk 3 - 6 4-wk "grace" period Wk 7 - 10 4-wk efficacy period Primary efficacy criterion from week 7 to 10 : Abstinence on clinical and biological (CO and cotinine) criteria No treatment Placebo (n = 261) Acomplia(tm) 20 mg/day (n = 261) Acomplia(tm) 5 mg/day (n = 262)

ACOMPLIA™ (rimonabant)

STRATUS US results (1/2)

- Prolonged abstinence rates during last 4 weeks of treatment (% responders)



Completers
* p = 0.002
40
35
30
25
20
15
10
5
0
20.6 %
20.2 %
36.2 %*
Placebo
n = 189
Acomplia™
5 mg
n = 183
Acomplia™
20 mg
n = 188



ITT population
* p = 0.004
30
25
20
15
10
5
0
16.1 %
15.6 %
27.6 %*
Placebo
Acomplia™
5 mg
Acomplia™
20 mg

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ACOMPLIA™ (rimonabant)

STRATUS US results (2/2)

- Weight - mean body weight change from baseline ± SEM (kg)

Non-obese subjects with prolonged abstinence



Kg
4
3
2
1
0
+ 3.0
+ 2.4
+ 0.7**
** p < 0.001
Placebo
n = 26
Acomplia™
5 mg
n = 31
Acomplia™
20 mg
n = 52



ITT population
LOCF(1)
Kg
2
1
0
-1
+ 1.1
+ 0.6*
- 0.3**
* p < 0.05
** p = 0.001
Placebo
Acomplia™
5 mg
Acomplia™
20 mg

(1) LOCF: Last Observation Carried Forward

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ACOMPLIA(tm) (rimonabant) Safety profile STRATUS US safety data (1/3) Overall summary of subjects with treatment emergent adverse events

ACOMPLIA(tm) (rimonabant) STRATUS US safety data (2/3) HAD(1) - Descriptive statistics at baseline and last on treatment value (1) HAD: Hospital Anxiety and Depression scale

ACOMPLIA(tm) (rimonabant) Cardiovascular safety profile STRATUS US safety data (3/3) No safety issue has been detected through laboratory, vital signs or ECG data

ACOMPLIA™ (rimonabant) in Obesity
RIO-Lipids design

Multicentre, randomised, double-blind, placebo-controlled, parallel-group study (5mg, 20mg once daily)



Placebo run-in
Single-blind
Treatment period : 1 year
Double-blind
Mild Hypocaloric diet : - 600 kcal/day
Placebo n=334
Acomplia™ 5mg/day n=340
Acomplia™ 20mg/day n=344
Placebo
D - 28
D 1
D 364
Inclusion (Randomisation 1/1/1)

Patients with untreated dyslipidemia and BMI between 27 and 40kg/m²
At inclusion:
- Mean BMI= 34kg/m²
- Mean BW = 96kg

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5 mg vs placebo: p < 0.001 20 mg vs placebo: p < 1 x 10-30 5 mg vs placebo: p = 0.029 20 mg vs placebo: p < 1 x 10-30 Waist circumference change (cm) Weight change (kg) Weeks Weeks Waist (cm) Weight (kg) Placebo Acomplia(tm) 5mg Acomplia(tm) 20mg (1) LOCF: Last Observation Carried Forward ACOMPLIA(tm) (rimonabant) RIO-Lipids results (1/6) Weight and Waist circumference changes (mean change +- SEM) by visit and LOCF(1) - ITT population

ACOMPLIA(tm) (rimonabant) RIO-Lipids results (2/6) Weight loss > 5 % from baseline Responders at Dend - ITT LOCF placebo 19.5 rimonabant 5 mg 30 rimonabant 20 mg 58.4 19.5% 30.0%* 58.4%** Patients on treatment at 1 year ITT population weight loss >= 5% from baseline placebo 27.6 rimonabant 5 mg 41.8 rimonabant 20 mg 72.9 27.6% 41.8%* 72.9%** * p < 0.01 ** p < 0.001 * p < 0.01 ** p < 0.001 Placebo Acomplia(tm) 5 mg Acomplia(tm) 20 mg Placebo Acomplia(tm) 5 mg Acomplia(tm) 20 mg

ACOMPLIA™ (rimonabant)

RIO-Lipids results (3/6)

- Weight loss > 10 % from baseline

Patients on treatment at 1 year



50
40
30
20
10
0
44.3 %*
* p < 0.001
16.3 %
10.3 %
Placebo
Acomplia™ 5 mg
Acomplia™ 20 mg



ITT population
50
40
30
20
10
0
* p < 0.001
32.6 %*
10.6 %
7.2 %
Placebo
Acomplia™ 5 mg
Acomplia™ 20 mg

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ACOMPLIA(tm) (rimonabant) RIO-Lipids results (4/6) HDL-cholesterol and triglycerides percentage change by visit - LOCF(1) - ITT population 5 mg vs placebo: p = 0.025 20 mg vs placebo: p < 3 x 10-8 5 mg vs placebo: ns 20 mg vs placebo: p < 9 x 10-5 HDL-cholesterol Triglycerides Triclycerides% change HDL-cholesterol % change Weeks Weeks Placebo Acomplia(tm) 5mg Acomplia(tm) 20mg (1) LOCF: Last Observation Carried Forward

ACOMPLIA(tm) (rimonabant) RIO-Lipids results (5/6) OGTT(1) at 120 minutes - Mean change (+- SEM) from baseline at one year - ITT population Insulin (µIU/mL) * P < 0.001 vs placebo Glucose (mmol/L) (1) Oral Glucose Tolerance Test * Placebo Acomplia(tm) 5mg Acomplia(tm) 20mg -1 -0,8 -0,6 -0,4 -0,2 0 Placebo Acomplia(tm) 5mg Acomplia(tm) 20mg * -30 -25 -20 -15 -10 -5 0 5 10

ACOMPLIA(tm) (rimonabant) RIO-Lipids results (6/6) Percentage of subjects with metabolic syndrome(1) at one year ITT population * p < 0.0001 vs placebo Placebo rimonabant 5 mg rimonabant 20 mg LOCF 41 40 25.8 Baseline 51.9 55.9 52.9 Placebo Acomplia(tm) 5mg Acomplia(tm) 20mg Baseline One year treatment 51.9 55.9 52.9 25.8* 40.0 41.0 (1) ATPIII definition = at least 3 among these criteria : - Abdominal obesity: waist circumference Men > 102 cm, Women > 88 cm - Hypertension: ? 130 / ? 85 mmHg - Hypertriglyceridemia: ? 150 mg/dl - Low HDL cholesterol: Men <40 mg/dl, Women <50 mg/dl - Abnormal fasting glucose: ? 110 mg/dl

ACOMPLIA(tm) (rimonabant) Safety profile RIO-Lipids safety data (1/3) Overall summary of subjects with treatment emergent adverse events

ACOMPLIA(tm) (rimonabant) RIO-Lipids safety data (2/3) HAD(1) - Descriptive statistics at baseline and last on treatment value (1) HAD: Hospital Anxiety and Depression scale

ACOMPLIA(tm) (rimonabant) Cardiovascular safety profile RIO-Lipids safety data (3/3) No safety issue has been detected through laboratory, vital signs or ECG data

ACOMPLIA(tm) (rimonabant) These results demonstrate the central and peripheral role of the CB1 receptor in the regulation of human metabolism ACOMPLIA(tm), the first CB1 receptor antagonist (CB1A), due to its effects on obesity, glyco-lipidic profile and smoking cessation is likely to become a cornerstone in the management of patients with cardiovascular risk factors

R&D Achievements in 2003 Seven submissions Arixtra(r) in VTE treatment Eloxatin(r) in advanced colorectal cancer: 2nd line (Europe) - 1st line (US) - adjuvant treatment in colon cancer (Europe) Xatral(r) OD in Acute Urinary Retention adjuvant therapy (Europe) Aprovel(r)/Avapro(r) Reduced Mass Tablets (Europe, US) Depakine(r) Chronosphere Sachets in epilepsy and bipolar disorders (Europe) Six registrations Arixtra(r) in long-term prevention of VTE in hip fracture patients Eloxatin(r) in all stages of metastatic colorectal cancer (Europe) Uroxatral(r) in the treatment of the signs/symptoms of benign prostatic hyperplasia (US) Xatral(r) OD in Acute Urinary Retention adjuvant therapy (Europe) Avapro(r) Reduced Mass Tablets (US) Depakine(r) Chronosphere in bipolar disorders (Europe)

R&D Expectations in 2004 One registration Eloxatin(r): colorectal cancer 1st line (US) Ten submissions Eloxatin(r): colon cancer adjuvant treatment (US) Ambien(r) CR: insomnia (US) fumagillin: microsporidiosis Arixtra(r): medical patients (Europe, US) high risk surgery (Europe, US) DVT prevention (Japan) Plavix(r): fixed combination with aspirin (Europe, US) submission - Japan Aprovel(r)/Avapro(r) pediatric hypertension (US) irbesartan + HCTZ: high dose combination (Europe, US)

Conclusion Jean-Francois DEHECQ Chairman & C.E.O.

Year 2003 Outstanding results: Our ongoing efforts are creating a platform for: Strong growth Sustainable growth Profitable growth Leveraging on: A strong and productive R&D An efficient market oriented organisation A respect for teamwork and cultures to progress further

Sanofi-Synthelabo's offer for Aventis: a compelling strategic rationale to progress further Strong presence in Europe, especially in France and Germany Building on rapid growth in North America Implementing a worldwide business strategy Creating the N°1 in Europe, N°3 worldwide

A compelling strategic rationale for strong growth Rapid Implementation of the strategy which enabled Sanofi-Synthelabo to succeed: By applying a specific strategy for each product and country Combination of marketing & commercial resources: To accelerate growth of major products To optimise launch of future products of the combined group

A compelling strategic rationale for sustainable growth Accelerate R&D by focusing combined resources on the best projects of the two groups: The most innovative The most advanced The most promising

A compelling strategic rationale for profitable growth Serving the interests of all shareholders Serving the interests of both companies Profitable growth enables significant investment in R&D, manufacturing and marketing Serving the interests of employees While resource optimisation is a continuous process, it is only growth and strong development that motivate employees Serving the interests of the patients Only profitable growth allows investment in research to develop innovative drugs

A compelling strategic rationale for a strong, sustainable, profitable growth A strategic combination that will benefit from a rapid implementation Creating one organisation that respects: Its rich heritage and diversity, which is The source of motivation for all to implement a clear strategy

An attractive offer For Aventis shareholders Premium of 15.2%(1) Benefits from Sanofi-Synthelabo's rich R&D portfolio Ability of Sanofi-Synthelabo to generate profitable sales growth For Sanofi-Synthelabo shareholders Earnings accretive from 2004 Combining ressources to accelerate development of existing and future products of both groups For the future of the new group A strong, sustainable, profitable growth Prospect of true value creation (1) Based on the Sanofi-Synthelabo and Aventis weighted average closing price for 1 month ended 21 January 2004 (inclusive)

Annexes

Operations Annexe

Maintaining double digit growth across all regions Year 2003 Consolidated Sales Developed Sales Europe 4,693 + 10.4% 4,839 + 11.5 % USA 1,912 + 32.9% 3,992 + 35.4 % Other countries 1,443 + 13.1% 1,729 + 16.7 % Total 8,048 10,560 Eur m. Change Eur m. Change Developed Sales include 100% of sales from agreements with BMS, Fujisawa and Organon Changes on a comparable basis + 15.6% + 20.4%

SANOFI-SYNTHELABO IMS Consolidated SANOFI-SYNTHELABO IMS Developed AMGEN NOVARTIS EISAI ROCHE BI ABBOTT J&J TAKEDA AVENTIS LILLY SCHERING AG TOTAL USA MARKET PFIZER MERCK & CO WYETH GSK BMS BAYER ASTRAZENECA SCHERING PLOUGH Est 0.4 0.38 0.35 0.23 0.22 0.16 0.16 0.14 0.13 0.13 0.12 0.12 0.11 0.11 0.09 0.09 0.06 0.05 0.05 0 -0.06 -0.36 USA - Best growth in the market Strong performance of global activity Consolidated Sales(1) +32.9% Developed Sales(1) +35.4% Organizational reinforcement to accelerate growth PLAVIX AMBIEN APROVEL Intermal Developed Sales 0.38 0.11 0.3 IMS demand 0.39 0.23 0.25 (1) 2003 Internal Data on a comparable basis (2) IMS NSP (10 channels) MAT Dec-2003 Highest growth among TOP20(2) Top products growth, 2003(1,2) Leader one year after launch

(1) Internal Data. Excluding Management, MTL's, MCO's; Total field force dec. 2003 = 2 675 (2) Health Strategies Group, Inc., PharmaSFE, SFE Monitor Fall 2003 USA: A Year of significant Sales Force progress 2000 2001 2002 2003 Janu-04 PCP 807 1410 1410 1410 1880 Specialty 247 493 547 609 588 Oncology 10 15 90 90 90 Restructured Sales Organization aimed at closer customer intimacy and productivity enhancement Geographic structure Integrated Sales and Key Enabling Functions (Training, Operations) Multiple expansions completed: Sales effort increased by over 20% Highly competitive presence for Uroxatral(r) PCP launch Significant increase in promotional effort on Plavix(r) (+33% end 03 vs beg 03) Reinforced presence on Ambien(r) Quality improvements achieved Operational effectiveness Focus on execution Over industry average in effective outcome(2) SF Productivity, Primary Care US(2) US PSR(1) BAY GSK AZ NVS SA-SY RCHE JNJ P&G FRX LLY BMY JNS PFE AVE WYE B-I TAK TAP ABT MRK SGP Industry Est 0.66 0.52 0.48 0.47 0.47 0.43 0.43 0.43 0.42 0.42 0.42 0.41 0.4 0.39 0.38 0.38 0.37 0.36 0.36 0.35 0.34 0.44 47% Calls that result in physician's intent to change prescribing

Asia-ME (excl. Japan) LatAm Africa Eastern Europe 2002 344 242 188 107 2003 501 282 208 135 Rest of the World Asia (excl. Japan): portfolio concentration and accelerating growth 4 products achieving 64% of sales Africa: solid growth within complex and contrasted environment Latin America: Affiliates reshuffling completed Well positioned to capture growth opportunities Eastern Europe: strong development driven by an increased and adapted promotional investment strategy (1) Consolidated internal sales. Growth on a comparable basis. (2) IMS Retail Latin America (7 countries) + Africa (3 countries) + Middle East (3 countries) + Asia- Australasia (3 countries) Consolidated sales 2003(1) 2003 Performance RoW (w/o Japan)(2) MARKET SANOFI-SYNTHELABO 0.11 0.15 (Eur m.) +22% +17% +10% +26%

Towards a new benchmark in Oncology ... 2nd line (1) Intrinsiq Research - New Patient Share Rolling - 3 months - all current chemotherapies (2) Internal sales. Growth on a comparable basis 195 273 364 (+37%) 116 460 (+360%) 2001 2002 2003 USA Other Countries (Eur m.) 389 (+102%) 824 (+126%) (+126%) (+126%) 2003 sales 824 Eur m. USA: Leader both in 2nd line and 1st line one year after launch Europe: +39%(2) Leadership position in the USA(1) Worldwide Sales(2) 1st line 54% 25% 20% 40% Jan.03 Dec.03 33% 22% 33% 47% Jan.03 Dec.03 irinotecan oxaliplatin

23% Reduction of Risk of Recurrence over 5-FU (SOURCE: MOSAIC Study) .... already a new standard in CRC Filed: Europe 19/12/03 Submitted: US 8/01/04 CURE ADJUVANT +100,000 patients/year(1) Advanced/Metastatic CRC 200,000 patients/year (1) CARE 5 months in additional median survival over US Irinotecan regimen (SOURCE: N9741 Study ) (1) Chemotherapy eligible patients Granted: Europe 26/12/03 Granted: US 9/01/04 Granted: US 9/01/04 Granted: US 9/01/04

Comprehensive development beyond CRC Patients Accrued/Planned Planned End of the study Pancreas 80,000 patients/year(1) 2 studies Phase III Europe (Gercor/Giscad) 326 Completed Q2 2004 Pancreas 80,000 patients/year(1) 2 studies Phase III US (ECOG) 170 / 780 Q4 2006 Gastric 100,000 patients/year(1) 1 study Phase III Europe (REAL 2 study) 562 / 1000 Q1 2006 NSCLC 310,000 patients/year(1) 1 study Phase III US (US Oncology) Start Q1 2004 460 patients Q4 2006 Further ongoing studies in NHL, Breast, Ovarian (1) Worldwide incidence - Decision Resources. IARC / Globocan National Data Worldwide Sales objective 2006: > 1.5 Eur Bn.

US Launch on target (1) IMS NPA Weekly Plus 7. Selected market = selective alpha Blockers (2) Medimedia & internal Uroxatral(r) launched to urologists on Nov 3rd, 2003 Gained 7.56% of Urology New Rx Share 11 weeks after launch(1) More than 300 specialized PSR detailing 8,000 urologists PCPs launch: more than 1,800 to start on Feb. 16, 2004 Uroxatral(r) included in the revised AUA 2003 guidelines Gained equal access to Flomax(r) for 50% of covered patients(2) US Urology NRx Share(1) 4-WEEKS rolling 3/10/2003 10/10/2003 10/17/2003 10/24/2003 10/31/2003 7/11/2003 11/14/2003 11/21/2003 11/28/2003 5/12/2003 12/12/2003 12/19/2003 12/26/2003 2/1/2004 UROLOGY 0 0 0 0.001 0.0024 0.0074 0.0169 0.0289 0.0414 0.0526 0.0613 0.0682 0.0723 0.0756 7.56% 4-Week Total urology NRx share

2000 2001 2002 2003 alfuzosin 0.11 0.17 0.2 0.198 tamsulosin 0.31 0.26 0.16 0.148 2002 2003 USA 0 9 Other Countries 182 213 Xatral(r) consolidated sales(1) (Eur m.) A new global brand In Europe, Xatral(r) outgrows the BPH market by 12 points and has overcome tamsulosin growth Successful OD launches Strong differentiation on better sexual side effects profile Xatral(r) is the first alpha-blocker ever to obtain registration in Acute- Urinatory-Retention (+24.7%) 222 (1) Internal sales. Growth on a comparable basis (2) IMS/GERS 16 European retail countries EUROPE: alfuzosin growth vs tamsulosin(2)

LCM program in Acute Urinary Retention (AUR) ALFAUR (Europe) Completed study already submitted in Europe and Canada Approval in 8 European countries in Adjunctive therapy with urethral catheterisation for AUR related to BPH ALFAURUS - Targeted indication (US): Management of AUR Planned number of patients: 800 Included patients: 731 Submission: Q3 2005 ALTESS - Targeted indication (US/Europe): Primary prevention of AUR Planned number of patients: 1444 Included patients: 1524 Submission: Q1 2006 Worldwide Sales objective 2006: 500 Eur m.

30% 17% 22% 13% 18% USA (2) (TTD) 19% 13% 4% 29% 7% 28% Orthopedic surgery - retail market Orthopedic surgery - hospital market Abdo surgery Medical Treatment Cardiology Europe (2) (TTD) Arixtra(r) 5% MS TTD 9% in value Arixtra(r) 10% MS TTD 43% in value In restricted indications: Europe: gaining 43% MS USA: performance still to be improved Arixtra(r) (1) Internal data on a comparable basis (2) Based on IMS MAT Q3-2003 and Epdemiological data Europe US (Eur m.) 2002 2003 USA 4 7 Other Countries 5 12 (+111%) 19 9 Arixtra(r) consolidated sales(1) Potential market

Prevention of VTE Life Cycle Management on track Treatment of VTE REMBRANDT MATISSE DVT MATISSE PE Treatment of ACS PENTALYSE PENTUA ASPIRE OASIS 5 OASIS 6 Orthopaedic Surgery: PENTATHLON PENTATHLON 2000 PENTAMAKS EPHESUS PENTHIFRA PENTHIFRA PLUS Medical Patients: ARTEMIS Abdominal Surgery: PEGASUS APOLLO (1) Epidemiological data 2003 Arixtra, the first synthetic, selective factor Xa inhibitor, has the potential to replace animal sourced heparins in all their indications USA & EUROPE: Treatment Days by Indication(1) Sales Objective 2006/2007: 500 Eur m. 2003 2004 2005 2006 Major Orthopedic Surgery 35.762864 38.41600492 40.53147925 41.78742897 Treatment of DVT / PE 15.11513431 15.37503885 15.61863854 Medically Ill Patients 62.18512406 63.4656273 Abdominal Surgery 47.7522072 48.95916474 Cardiology 17.5 CARDIO Total 42.936 56.58634876 156.3645423 159.0901948

63% worldwide Market Share in value(1) USA: Sustained growth: +23%(2) Inventories reduction leading to +11% in consolidated Sales 99% spontaneous awareness(3) No change in reimbursement by Managed Care Organizations(4) Japan: leader 3 years after launch Stilnox(r) / Ambien(r) / Myslee(r) A leader by far (1) IMS/GERS MAT Dec-2003 - World = USA (10 channels) +Japan (R+H) +Europe 12 countries retail (2) IMS NSP 10 channels MAT Dec-03. (3) Harris study 2003. (4) Medimedia, Nov 2003 vs Nov 02. (5) Internal sales and growth on a comparable basis Myslee 2000 2001 2002 2003 Ambien(r) 714.8 947.4 1222.7 1501.2 Sonata(r) 79.9 89.7 101.6 107.7 Benzodiazepines 68.4 64.6 64.1 71.8 Trazodone 75.5 60.9 59.3 57 +23% Consolidated Sales Eur m.(5) USA: Ambien IMS(2) sales value USD m Sales Objective 2006: > 2 Eur Bn. 2002 pub. 2002 comp. 2003 USA 1208 1015.6 1124.4 Other Countries 216 202.6 221 1,424 1,345 (+10.4%) 1,218

Strong performance in highly competitive market Europe consolidating solid position Strongest growth amongst the four leading brands(1) Focused and effective promotional investments US strong growth Matching the leader in Growth Second tier access improved for national HMO's(2) Active support of fixed combination Irbesartan/HCTZ growth (1) IMS/GERS 15 retail European countries - 2003 (2)Medimedia ; November 03 (3) IMS NPA plus 7 (3 channels) - Monthly Growth European growth, 2003(1) IRBESARTAN VALSARTAN AIIRA Market CANDESARTAN LOSARTAN Est 0.248 0.244 0.225 0.21 0.137 Developed sales objective 2006: 2 Eur Bn. Dec.02 Jan.03 Feb.03 Mar.03 Apr.03 May.03 Jun.03 Jul.03 Aug.03 Sep.03 Oct.03 Nov.03 Dec.03 LOSARTAN 0.129 0.074 0.085 0.084 0.016 0.051 0.111 0.058 0.04 0.108 0.072 0.017 0.062 VALSARTAN -0.035 -0.049 0.065 0.149 0.141 0.18 0.24 0.177 0.152 0.222 0.183 0.135 0.18 IRBESARTAN 0.164 0.136 0.158 0.177 0.084 0.09 0.147 0.109 0.085 0.228 0.198 0.145 0.206 US monthly NRx growth(3)

One of the most successful brands Statins ACE Inhibitors Calcium Antagonits Angiotensin-IIAntagonists B-Blocking Agents Clopidogrel Est 15.999086 6.379569 5.925747 5.065429 3.258867 2.598073 (1) Internal sales and growth on a comparable basis (2) IMS/GERS 7 countries : USA (10 channels) + Canada (R+H) + Top 5 Europe Retail). Follow up and biological products are not included. (3) IMS/GERS 7 countries - MAT Sept-03 Eur m. Worldwide sales(1) 2003 Most successful Launch(2) over last 5 years Eur m. Size of classes(3) indicates further potential for Plavix Eur bn mol 0 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 PLAVIX(r) (clopidogrel) 0 7244 15088 31751 57430 77702 107904 128620 170602 197374 220438 235045 256129 289598 327211 366216 405193 456786 488575 527167 558845 638165 675245 725818 CELEBREX(r) (celecoxib) 0 156621 278383 292833 412427 422185 479818 508058 600450 651464 674154 651414 661460 681312 665203 631766 643586 640685 656255 643047 VIOXX(r) (rofecoxib) 0 1 25124 93087 194710 274670 361290 416743 465639 503160 526446 553141 547343 551197 509487 481644 503617 504706 517376 522628 SINGULAIR(r)+LUKASM (montelukast) 0 5602 26070 37565 53903 65130 77051 81846 122229 136108 164033 169936 203790 224988 246481 247445 276710 302241 312422 303353 334072 375606 433992 420585 ACTOS(r) (pioglitazone) 0 14023 35902 74584 133445 149073 176479 205916 229879 254017 280266 299230 312858 329429 340944 365715 379868 392906 PARIET(r) (rabeprazole) 0 106 1224 4044 4032 11395 28376 51746 83980 107995 142354 165092 180052 198746 225678 247031 260085 269437 286829 314991 333766 346529 AVANDIA(r) (rosiglitazone) 0 11781 28904 65458 95969 144020 163422 189596 217592 235555 249103 255395 266235 267933 279176 282335 302994 307074 313638 VIAGRA(r) (sildenafil) 0 215441 132936 145116 147003 169371 166770 197869 203644 218171 228232 234135 242959 248467 257633 271514 277290 281535 295879 307467 311346 312807 310603 BEXTRA(r) (Valdecoxib) 0 21786 81934 125570 158984 174929 196218 218654 2002 pub. 2002 comp. 2003 Consolidated 987 964 1325 Developed 2587 2305 3225 (+37%) (+40%)

2003 performance with large untapped potential USA - Year after year of outstanding growth 1,817 Eur m. Developed Sales TRx growth +26.8%(1) Strong uptake in all segments of atherothrombosis Continued increase of DOT Increased spending level Plavix availability at second tier for 98% of covered patients(2) Europe - Continued growth reflecting the medical need to treat atherothrombosis Developed sales objective > 1,000 Eur m. achieved Performance driven by cardiology as well as PAD and Neurology Reimbursement obtained in Italy and Portugal (1) IMS NPA Plus (Retail, Mail Order, Long Term care) (2) Medimedia ; November 03 (3) Sales : IMS / Gers Top 6 countries : USA (R+H) / France (R+H) / Germany (R+H) / Spain (R+H) / UK (R+H) / Canada (R+H). Split by indication : IMS Health for Europe and Canada / Scott Levin for USA 0.0 0.5 1.0 1.5 2.0 2.5 3.0 MAT Q3 2002 MAT Q3 2003 Cardiology Neurology PAD Others / unspecified +47% +15% +22% +48% Eur Bn. Growth by indication(3)

Continuous LCM to further demonstrate benefits

Plavix

- Completed trials: CAPRIE, CURE, CLASSICS, CREDO
- Filing of Stroke in Japan Q1 2004
- 2004-2005 results:
  - MATCH: Secondary prevention after stroke or transient ischemic attack in high risk patients results expected end-Q1 2004
  - COMMIT: Oxford Group - acute myocardial infarction - more than 35,000 patients recruited for a total of 48,000
  - CLARITY: Acute myocardial infarction patients receiving thrombolytic therapy: more than 1,000 patients recruited for a total of 3,000
  - JAPAN: Acute coronary syndrome - (to start in 2004)
- 2006-2007 results :
  - CHARISMA: Plavix on top of existing therapy in primary prevention of cardiovascular events in high risk patients - (15,607 patients) - enrolment completed in November 2003
  - ACTIVE A and W: Prevention of thrombo-embolic events in patients with atrial fibrillation - clopidogrel + aspirin - enrolment ongoing and on time
    - ACTIVE A - versus aspirin - 7,500 patients
    - ACTIVE W - versus vitamin K antagonist - 6,500 patients
- Atherothrombosis disease awareness
  - Global REACH registry including more than 55,000 patients and 35 countries

Sales Objective 2006: 6 Eur Bn.

© Sanofi~Synthelabo - Information meeting - February 2004

103

sanofi~synthelabo
Because health matters

ACOMPLIATM (rimonabant) OVERWEIGHT* excluding Obesity 78 97 700 SMOKERS* 1 100 46 91 in million Adult Patients OBESE* North America Europe 70 47 300 Worldwide 525 963 RoW 183 *Internal data (Sources 1990-2002) Prevalence of obese/overweight and smoker population in the world

DIABETES (diagnosed/undiagnosed) In Obese In Overweight DYSLIPIDEMIA (Low HDL-C) In Total US Population 7.3 (1) 6.0 (1) 18 (1) 16 (3) 22 (3) 51 (3) In million Adult Patients In US Prevalence of cardiovascular risk factors in targeted population 74% 75% In Smokers 3.9 (4) PRE DIABETES 14.5 (2) - - - - (1) Internal Reports (Sources 1990-2002) / (2) Source AHA Heart Disease and Stroke Statistics Update 2004 (3) Data calculated from the prevalence rates reported for the NHANES III study (Brown CD et al. Obesity Res. 2000; 8: 605-19) and extrapolated to the NHANES 1999-2000 obesity & overweight data (Flegal KM et al. JAMA 2002; 288: 1723-7) (4) Data calculated from the prevalence rate reported in the BRFSS 1999 study (Greenlund KJ et al. Arch. Int. Med. 2004; 164:181-8), corrected to include diag. + undiag. diabetes, and extrapolated to the number of current smokers in 2000 ACOMPLIATM (rimonabant)

Major competitors of the Anti-Arrythmic market(2) Dronedarone - Advance in treatment (1) ACC Vol 38, No 4, Oct 2001 (2) IMS/GERS Europe 21 countries + US (10 channels). This does not include the European data for B-Blockers,Class 4 and Digitalic Worldlwide market size: 2.1 Bn. Total Treatment Days Large unmet medical need Atrial fibrillation (AF) is the most common arrhythmia: 1/3 of hospitalizations for cardiac rhythm disturbances(1) Most drugs associated with adverse drug reaction and poor tolerability With current treatment practice patient prognosis is poor AF is responsible for one in 6 strokes(1) Mortality rate of patients with AF is double than those in sinus rhythm(1) MAT Q3 2003 OTHERS ADD SOTALOL AMIODARONE PROPAFENONE FLECAINIDE OTHERS CLASS 2 DIGITALIC CLASS 4 B-BLOCKERS Est 0.01 0.24 0.23 0.09 0.07 0.03 0.08 0.08 0.17

Finance Annexe

Consolidated Profit & Loss Account *+15.6% on a comparable basis, after eliminating the impact of changes in Group structure and currency fluctuations 2003 2003 2003 2002 2002 2002 Var. in million euros Eur m. % CA % CA Eur m. % CA % CA NET SALES 8,048 100.0% 100.0% 7,448 100.0% 100.0% +8.1%* Cost of goods sold (1,428) 17.7% 17.7% (1,378) 18.5% 18.5% +3.6% GROSS PROFIT 6,620 82.3% 82.3% 6,070 81.5% 81.5% +9.1% R&D expenses (1,316) 16.4% 16.4% (1,218) 16.4% 16.4% +8.0% Selling and general expenses (2,477) 30.8% 30.8% (2,428) 32.6% 32.6% +2.0% Other operating income and expenses 248 190 +30.5% OPERATING PROFIT 3,075 38.2% 38.2% 2,614 35.1% 35.1% +17.6% Intangibles amortization and provisions (129) (129) 0.0% Net financial income / (expense) 155 85 +82.4% PROFIT BEFORE TAX AND EXCEPTIONAL ITEMS 3,101 38.5% 38.5% 2,570 34.5% 34.5% + 20.7%

2003 2003 2002 2002 Var. in million euros Eur m. % CA Eur m. % CA PROFIT BEFORE TAX AND EXCEPTIONAL ITEMS 3,101 38.5% 2,570 34.5% + 20.7% Exceptional items 24 10 + 140% Income taxes (1,058) (746) + 41.8% Share in profits of equity associates 20 20 0% Goodwill amortization (8) (8) 0% Minority interests (3) (87) -96.6% NET PROFIT ATTRIBUTABLE TO THE GROUP 2,076 25.8% 1,759 23.6% + 18.0% EARNINGS PER SHARE (in euro) 2.95 2.42 + 21.9% Exceptional items and goodwill amortization attributable to the Group, net of tax (7) (1) NET PROFIT ATTRIBUTABLE TO THE GROUP BEFORE EXCEPTIONAL ITEMS AND GOODWILL AMORTIZATION 2,069 25.7% 1,758 23.6% + 17.7% EARNINGS* PER SHARE (in euro) 2.94 2.42 + 21.5% Consolidated Profit & Loss Account (ctd) *Before exceptional items and goodwill amortization in million euros 2003 2002 Operating cash flow 2,428 2,260 Change in working capital (163) (584) CASH FLOW PROVIDED BY OPERATING ACTIVITIES 2,265 1,676 Capital expenditure (381) (1,435) Proceeds from disposals 31 26 CASH FLOW USED IN INVESTING ACTIVITIES (350) (1,409) Changes in financial debts and others (30) 39 Dividends (582) (476) Net share purchase including share buy back programs (1,003) (1,170) FINANCING OPERATIONS (1,615) (1,607) NET CHANGE IN CASH 300 (1,340) Simplified consolidated statement of cash flows in million euros 31/12/03 31/12/02 31/12/03 31/12/02 ASSETS LIABILITIES AND SHAREHOLDERS' EQUITY LIABILITIES AND SHAREHOLDERS' EQUITY Fixed assets 2,712 2,899 Shareholders' equity 6,323 6,035 Defered taxes 472 484 Minority interests 18 17 Inventories, receivables and others 3,187 2,988 Other long-term liabilities 763 796 Cash and deposits 3,378 3,088 Payables and others 2,277 2,195 Financial debts 368 416 TOTAL ASSETS 9,749 9,459 TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY 9,749 9,459 Simplified consolidated balance sheet Net cash position on 31/12/2003: 3,010 Eur m. (including shares held for stock option plans for 613 Eur m.)

Share Capital as of December 31st 2003 Share Capital Voting Rights Total L'Oreal Actions auto detenues Salaries Public Est 0.244 0.195 0.068 0.011 0.482 Total L'Oreal Salaries Public Est 0.3504 0.2809 0.0146 0.3541 L'Oreal Total L'Oreal Total Public Employees Public Employees Treasury shares

Consolidated Sales In millions of euros 2003 2002 Comparable 2002 Reported Change on a comparable basis Change on a reported basis Europe 4,693 4,249 4,304 +10.4% +9,0% United States 1,912 1,439 1,689 +32.9% +13.2% Rest of the world 1,443 1,276 1,455 +13.1% -0.8% Total 8,048 6,964 7,448 +15.6% +8.1% 2003 consolidated sales by geographical region 2003 consolidated sales of the Top 10 products In millions of euros 2003 2002 Comparable 2002 Reported Change on a comparable basis Change on a reported basis Stilnox(r)/Ambien(r) 1,345 1,218 1,424 +10.4% -5.5% Plavix(r) 1,325 964 987 +37.4% +34.2% Eloxatin(r) 824 365 389 +125.8% +111.8% Aprovel(r) 683 549 562 +24.4% +21.5% Fraxiparine(r) 319 314 324 +1.6% -1.5% Depakine(r) 277 258 267 +7.4% +3.7% Xatral(r) 222 178 182 +24.7% +22.0% Solian(r) 148 133 135 +11.3% +9.,6% Cordarone(r) 146 154 162 -5.2% -9.9% Tildiem(r) 131 138 141 -5.1% -7.1% Total 5,420 4,271 4,572 +26.9% +18.5%

Consolidated Sales by therapeutic field 2003 consolidated sales: 8,048 Eur m. Cardiovasculaire /Thrombose Systeme Nerveux Central Medicine Interne Oncologie Autres CA 3169 2319 1412.1 870.7 277.2 Others 277 Eur m. Oncology 871 Eur m. Internal Medicine 1,412 Eur m. Cardiovascular/Thrombosis 3,169 Eur m. Central Nervous System 2,319 Eur m.

Reported developed Sales

Market performance of major products in the USA * Source IMS TRX Quarterly growth of total prescriptions*

Employees Autres Pays USA Europe Par zone geographique 7486 4162 21438 R&D Force de Vente Production Other Capital 6877 11601 7901 6707 Total of employees as of December 31st 2003 : 33,086 R&D 6,877 Other 6,707 Production 7,901 Sales Force 11,601 Europe 21,438 Other countries 7,486 USA 4,162 by geographical area by activity